Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen New York Dividend Advantage
Municipal Fund
811-09135



On June 8, 2015 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen New York Performance Plus Municipal Fund, Inc.
and Nuveen New York Dividend Advantage Municipal
Fund 2 were transferred to the Nuveen New York Dividend Advantage Municipal Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization are contained in the SEC filing on Form 497 on March 4, 2015, Accession No. 0001193125-15-076996, which materials are herein incorporated by reference.